# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eaton Vance Short Duration Diversified Income Fund, CIK 0001287498
CUSIP: 27828V104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Post Office Square, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 02/04/2026
Filed by CIK 0000769317
Persons authorized to receive notices and communications: Paul E. Rasmussen, 80 South Eighth Street, Suite 3300, Minneapolis, Minnesota (MN), 55402-4130, 612-332-3223

## Reporting persons
- Sit Investment Associates, Inc. (CIK 0000769317): type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 693,390; sole dispositive power 0; shared dispositive power 693,390; aggregate amount beneficially owned 693,390 (5.2% of the class)
- Sit Fixed Income Advisors II, LLC (CIK 0001053046): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 693,390; sole dispositive power 0; shared dispositive power 693,390; aggregate amount beneficially owned 693,390 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Eaton Vance Short Duration Diversified Income Fund
Address of issuer's principal executive offices: One Post Office Square, Boston, Massachusetts (MA), 02109

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:
Sit Investment Associates, Inc., a Minnesota corporation (SIA), and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as filed on October 20, 2025 as exhibit B to the Original Schedule 13D.
Residence or business address: The business address of each of the Sit Entities is 80 South Eighth Street, Suite 3300. Minneapolis, MN 55402
Present principal occupation or employment:
SIA is a registered investment adviser.
SFI is a registered investment adviser and subsidiary of SIA.

SIA or SFI serves as investment adviser on behalf of its clients. SIA and SFI have entered into investment management agreements with each of its clients pursuant to which SIA or SFI has full discretionary authority to direct the investments of its client in accordance with the investment objectives and restrictions of the client. The investment management agreements also provide that SIA or SFI has assumed the responsibility to vote on behalf of its clients all shares held by its clients in accounts managed by SIA or SFI.

Roger J. Sit is chairman and CEO of SIA and SFI.
Ronald D. Sit is a director of SIA.
Raymond E. Sit is a vice president and director of SIA.

By virtue of these positions, each of SIA, SFI, Roger J. Sit, Ronald D. Sit, and Raymond E. Sit may be deemed to beneficially own the Shares held in SIA and SFI client accounts. SIA, SFI, Roger J. Sit, Ronald D. Sit, and Raymond E. Sit together are the "Sit Entities."
Criminal convictions in the last five years: During the last five years, Roger J. Sit, Ronald D. Sit, and Raymond E. Sit have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Sit Entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Roger J. Sit, Ronald D. Sit, and Raymond E. Sit are United States citizens.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 13,456,906 Shares outstanding as of October 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Form N-CSR.

As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 693,390 Shares held in client accounts which represent 5.2% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's client accounts own more than 5% of the shares outstanding, and none of SIA's or SFI's directors or executive officers own shares directly.
Transactions in the class effected during the past sixty days: Transactions in Shares effected during the past 60 days by the Sit Entities are set forth in Exhibit A.
Other persons with the right to receive dividends or sale proceeds: The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Transactions in Shares by Sit Entities during the past 60 days

## Signatures
- Sit Investment Associates, Inc.: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (02/05/2026)
- Sit Fixed Income Advisors II, LLC: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (02/05/2026)